April 29, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Filing Desk

Re:	Hatteras Alternative Mutual Funds Trust
SEC File Nos. 333-86348/811-21079

Dear Ladies and Gentlemen:

On behalf of Hatteras Alternative Mutual Funds Trust (the “Trust”), attached herewith for filing pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), please find Post-Effective Amendment No. 56 to the Trust’s Registration Statement on Form N-1A (“PEA No. 56”).  PEA No. 56 is being filed to update financial information and to make other non-material revisions to the Trust’s prospectus and statement of additional information.

We have reviewed PEA No. 56 and, to our knowledge, such filing does not contain any disclosure that would render it ineligible to become effective under paragraph (b) of Rule 485.

Questions concerning PEA No. 56 may be directed to me at (212) 885-5205.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell